TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d) OF
THE SECURITIES EXCHANGE ACT OF
1934

Date of Report (Date of earliest event reported): <u>June 30, 2001</u>

<u>GENESIS WORLDWIDE INC.</u>

(Exact name of Registrant as specified in its charter)

Ohio	1-1997	34-4307810
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2600 Kettering Tower, Dayton, OH	45423
(Address of principal executive offices)	(Zip code)

<u>937-910-9300</u>
(Registrant's telephone number including area code)

<u>Not applicable</u>
(Former name and former address, if changed since last report)

ITEM 5 OTHER EVENTS

On July 5, 2001 Genesis Worldwide Inc. made the following press release regarding the extension of a lender forbearance agreement:

"Genesis Worldwide Inc., (GWOW.OB) announced that the lender under the Company's bank credit agreement has amended an existing agreement to extend the forbearance period through August 30, 2001. During this period, the lender has agreed to refrain from taking certain actions as a result of the Company's failure to comply with financial covenants contained in the credit agreement. The lender also agreed to increase the Company's line of credit to $36.25 million and to defer payment of principal and interest from the Company during the forbearance period. The Company expects to continue to explore restructuring alternatives with its lender during this period."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENESIS WORLDWIDE INC.

Date: August 1, 2001 By: /s/ Karl A. Frydryk

Karl A. Frydryk
Vice President and Chief Financial Officer

INDEX TO EXHIBITS

(10) MATERIAL CONTRACT:

    10.1 Fourth Amended and Restated Forbearance Agreement, dated June 30, 2001, among Genesis Worldwide Inc. and ING (U.S.) Capital LLC